UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 17)1

Steel Partners Holdings L.P.

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

85814R107

(CUSIP Number)

WARREN G. LICHTENSTEIN

Steel Partners, Ltd.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

WGL CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

COLORADO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,485,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,485,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,485,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,764,428
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,764,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,764,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.8%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

SPH SPV-I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,006,387
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,006,387
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,006,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,606,731
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,770,815
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,606,731
	10	SHARED DISPOSITIVE POWER

8,770,815
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,377,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.7%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,249,045
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		114,794
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,249,045
	10	SHARED DISPOSITIVE POWER

114,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,363,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.2%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

EMH HOWARD LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		114,794
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

114,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 85814R107

The following constitutes Amendment No. 17 to the Schedule 13D filed by the undersigned (“Amendment No. 17”). This Amendment No. 17 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a)       This statement is filed by WGL Capital LLC, a Colorado limited liability company (“WGL”), Steel Partners, Ltd., a Delaware corporation (“SPL”), SPH SPV-I LLC, a Delaware limited liability company (“SPH SPV”), Warren G. Lichtenstein, Jack L. Howard and EMH Howard, LLC, a New York limited liability company (“EMH”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

SPL is the sole member of WGL. Warren G. Lichtenstein is the Manager of WGL, the Chief Executive Officer of SPL and the Managing Member of SPH SPV. By virtue of these relationships, SPL may be deemed to beneficially own the Common Units owned directly by WGL and Mr. Lichtenstein may be deemed to beneficially own the Common Units owned directly by WGL, SPL and SPH SPV. Jack L. Howard is the Managing Member of EMH. By virtue of this relationship, Mr. Howard may be deemed to beneficially own the Common Units owned directly by EMH. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers of WGL and the directors and executive officers of SPL. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, including on Schedule A, none of the persons or entities listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 6,764,428 Common Units owned directly by SPL and WGL were acquired as follows: (i) 386,658 Common Units were acquired by SPL with its working capital in open market and private transactions for an aggregate purchase price of approximately $3,180,514, (ii) 14,850 Common Units were acquired by SPL in connection with a settlement agreement with a former investor in an affiliated entity for an aggregate purchase price of approximately $111,375, and (iii) 6,362,920 Common Units were acquired pursuant to the arrangements discussed in Item 4.

The 2,006,387 Common Units owned directly by SPH SPV were acquired pursuant to the arrangements discussed in Item 4.

The 867,730 Common Units owned directly, and indirectly through a grantor retained annuity trust, by Warren G. Lichtenstein were initially acquired by Mr. Lichtenstein or his affiliates in connection with various previously-disclosed transactions relating to the restructuring of certain predecessors of the Issuer and pursuant to the arrangements involving SPH SPV discussed in Item 4.

8

CUSIP No. 85814R107

Of the 5,363,839 Common Units owned directly, and indirectly through EMH and trusts, by Jack L. Howard, 3,147,185 Common Units were initially acquired by Mr. Howard or his affiliates in connection with various previously-disclosed transactions relating to the restructuring of certain predecessors of the Issuer, 706,991 Common Units were acquired by Mr. Howard in a private transaction in exchange for equity in a private corporation, 501,534 Common Units were acquired by Mr. Howard pursuant to the arrangements involving SPH SPV discussed in Item 4, 99,553 Common Units were acquired by Mr. Howard and EMH directly from the Issuer pursuant to purchase agreements whereby the Issuer issued the Common Units in exchange for common stock and preferred stock of WebFinancial Holding Corporation, 40,000 Common Units were acquired by Mr. Howard with personal funds in open market transactions for an aggregate purchase price of approximately $364,829, 40,100 Common Units were acquired by trusts of which Mr. Howard is a trustee with trust funds in open market transactions for an aggregate purchase price of approximately $947,873 and 808,475 Common Units were gifted to such trusts, 20,000 Common Units were acquired by EMH with its working capital in open market transactions for an aggregate purchase price of approximately $182,836 and one Common Unit was gifted to Mr. Howard and held in his sub-account with SPH SPV.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On April 11, 2012, as a result of the termination of that certain Investor Services Agreement by and between the Issuer and WGL, and pursuant to the terms of the Second Amended and Restated Deferred Fee Agreement by and between the Issuer and WGL (the “Deferred Fee Agreement”), 6,403,002 Class B Units were issued to WGL by the Issuer, subject to adjustment as of March 31, 2012. On May 11, 2012, an additional 536,645 Class B Units were issued to WGL by the Issuer reflecting an adjustment based on the deferred fee liability as of March 31, 2012. On May 1, 2014, the capital account allocable to a Class B Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class B Units converted automatically into regular Common Units. Subsequent to the May 1, 2014 conversion, 706,991 Common Units were sold in a private transaction on November 4, 2015.

On January 7, 2015, pursuant to the terms of the Deferred Fee Agreement, 130,264 Class B Units were issued to WGL by the Issuer. On May 16, 2016, the capital account allocable to a Class B Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class B Units converted automatically into regular Common Units.

On May 1, 2014, SPH SPV was issued 1,542,073 Class C Units with respect to the Incentive Units received pursuant to that certain Fifth Amended and Restated Management Agreement effective as of May 11, 2012 (the “Management Agreement”), by and among the Issuer, SPH Group LLC, a wholly owned subsidiary of the Issuer, and SP General Services, LLC, the manager of the Issuer (“SP General Services”). The right to receive such Class C Units was previously assigned to SPH SPV by SP General Services. On May 1, 2014, the capital account allocable to a Class C Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class C Units converted automatically into regular Common Units. Subsequent to the May 1, 2014 conversion, 340,926 Common Units were withdrawn from SPH SPV.

On January 7, 2015, the Issuer and SPH SPV entered into that certain Incentive Unit Agreement (the “Incentive Unit Agreement”), effective as of May 11, 2012, to restate the provisions related to the Incentive Units from the Management Agreement without substantive change.

On February 13, 2018, SPH SPV was issued 461,442 Class C Units with respect to the Incentive Units received pursuant to the Incentive Unit Agreement. The right to receive such Class C Units was previously assigned to SPH SPV by SP General Services. In June 2018, the capital account allocable to a Class C Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class C Units converted automatically into regular Common Units. Subsequent to the June 2018 conversion, 1,121,883 Common Units were withdrawn from SPH SPV.

9

CUSIP No. 85814R107

On April 13, 2022, SPH SPV was issued 1,702,059 Class C Units with respect to the Incentive Units received pursuant to the Incentive Unit Agreement. Mr. Lichtenstein and Steel Holdings previously made their respective filings to the Premerger Notification Office of the Federal Trade Commission and the Antitrust Division of the Department of Justice as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 to acquire the Class C Units. The statutory waiting period required by Section 7A(b)(1) of the Clayton Act, 15 U.S.C. Section 18a(b)(1), expired on April 6, 2022. The Issuer then issued the Class C Units following the receipt of approval of a supplemental listing application to the New York Stock Exchange. The Class C Units have converted into regular Common Units and on September 19, 2022, 383,239 of such Common Units were distributed to Jack L. Howard who is a member of SPH SPV.

On March 21, 2023, SPH SPV was issued 200,253 Class C Units with respect to the Incentive Units received pursuant to the Incentive Unit Agreement following the receipt of approval of a supplemental listing application to the New York Stock Exchange. The Class C Units have converted into regular Common Units and on March 28, 2023, 53,392 of such Common Units were withdrawn from SPH SPV, including 26,692 Common Units that were distributed to Jack L. Howard who is a member of SPH SPV.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Units at prices that would make the purchase or sale of Common Units desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Common Units on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable to the extent permitted by the limited partnership agreement of the Issuer or applicable law.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein or in Mr. Lichtenstein’s or Mr. Howard’s capacities as executive officers and directors of the general partner of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Units reported owned by each person named herein is based upon 21,308,375 Common Units outstanding, which is the total number of Common Units outstanding as of November 1, 2023 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

As of the close of business on the date hereof, WGL owned directly 1,485,000 Common Units, constituting approximately 7.0% of the Common Units outstanding. By virtue of their relationship with WGL discussed in further detail in Item 2, each of SPL and Warren G. Lichtenstein may be deemed to beneficially own the Common Units owned directly by WGL.

As of the close of business on the date hereof, SPL owned directly 5,279,428 Common Units, constituting approximately 24.8% of the Common Units outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Common Units owned directly by SPL.

10

CUSIP No. 85814R107

As of the close of business on the date hereof, SPH SPV owned directly 2,006,387 Common Units, constituting approximately 9.4% of the Common Units outstanding. By virtue of his relationship with SPH SPV discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Common Units owned directly by SPH SPV.

As of the close of business on the date hereof, Warren G. Lichtenstein owned: (i) directly 739,001 Common Units, constituting approximately 3.5% of the Common Units outstanding, and (ii) indirectly, through a grantor retained annuity trust of which Mr. Lichtenstein is trustee, 867,730 Common Units, constituting approximately 4.1% of the Common Units outstanding, which, together with the Common Units owned directly by WGL, SPL and SPH SPV that Mr. Lichtenstein may also be deemed to beneficially own, constitute approximately 48.7% of the Common Units outstanding.

As of the close of business on the date hereof, EMH owned directly 114,794 Common Units, constituting less than 1% of the Common Units outstanding. By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Common Units owned directly by EMH.

As of the close of business on the date hereof, Jack L. Howard owned: (i) directly 2,071,621 Common Units, constituting approximately 9.7% of the Common Units outstanding, and (ii) indirectly, through trusts of which Mr. Howard is trustee, 3,177,423 Common Units, constituting approximately 14.9% of the Common Units outstanding, which, together with the Common Units owned directly by EMH that Mr. Howard may also be deemed to beneficially own, constitute approximately 25.2% of the Common Units outstanding. Mr. Howard’s direct ownership of securities of the Issuer reported herein includes securities held by an entity that is 100% owned by him.

The Common Units reported as beneficially owned by the Reporting Persons in this statement exclude 23,312.5 Common Units owned directly by certain adult family members of Warren G. Lichtenstein and Jack L. Howard. Messrs. Lichtenstein and Howard do not have voting or dispositive power over such Common Units and specifically disclaim beneficial ownership of such Common Units.

Absent banking regulatory approval, voting rights are forfeited with respect to all Common Units in excess of 9.9%, and such Common Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes.

Mr. Lichtenstein holds directly 416,948 6.0% Series A Preferred Units of the Issuer (the “Preferred Units”), Mr. Howard holds directly 114,516 Preferred Units and EMH holds directly 87,649 Preferred Units. The Preferred Units currently do not have voting rights and may only be converted to Common Units in the Issuer’s discretion. Accordingly, Mr. Lichtenstein, Mr. Howard and EMH are not deemed to beneficially own the Common Units underlying their Preferred Units.

(b)       Each of WGL, SPL and Warren G. Lichtenstein may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by WGL. Each of SPL and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by SPL. Each of SPH SPV and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by SPH SPV. Mr. Lichtenstein has the sole power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by him. As trustee of the grantor retained annuity trust, Mr. Lichtenstein has the sole power to vote and dispose of the Common Units reported in this Schedule 13D owned indirectly by him through the grantor retained annuity trust.

11

CUSIP No. 85814R107

Each of EMH and Jack L. Howard may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by EMH. Mr. Howard has the sole power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by him. As trustee of the trusts, Mr. Howard has the sole power to vote and dispose of the Common Units reported in this Schedule 13D owned indirectly by him through the trusts.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Common Units he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Units reported herein that he or it does not directly own.

(c)       Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

12

CUSIP No. 85814R107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2023

WGL CAPITAL LLC

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

STEEL PARTNERS, LTD.

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

SPH SPV-I LLC

By:	Warren G. Lichtenstein, Managing Member

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	Attorney-in-Fact for Warren G. Lichtenstein

WARREN G. LICHTENSTEIN

/s/ Jack L. Howard
Jack L. Howard as Attorney-in-Fact for Warren G. Lichtenstein

EMH HOWARD, LLC

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	Managing Member

/s/ Jack L. Howard
JACK L. HOWARD

13

CUSIP No. 85814R107

SCHEDULE A

Executive Officers of WGL Capital LLC

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chief Executive Officer	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jason Wong, Chief Financial Officer[1]	Employee of Steel Services Ltd., a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Executive Officers and Directors of Steel Partners, Ltd.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chief Executive Officer and Chairman of the Board	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President, Secretary and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jason Wong, Chief Financial Officer[1]	Employee of Steel Services Ltd., a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

1 As of the close of business on the date hereof, Jason Wong directly owned 2,585 Common Units. All of such Common Units were awarded to Mr. Wong in his capacity as a former executive officer of the Issuer. Mr. Wong has the sole power to vote and dispose of such Common Units and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Units.

CUSIP No. 85814R107

SCHEDULE B

Transactions in Securities of the Issuer During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Unit ($)	Date of Purchase/Sale

JACK L. HOWARD

Sale of 6% Series A Preferred Units	(3)	23.05	09/14/2023
Sale of 6% Series A Preferred Units	(3,188)	23.06	09/15/2023
Sale of 6% Series A Preferred Units	(3,708)	23.01	09/18/2023
Sale of 6% Series A Preferred Units	(2,223)	23.00	09/19/2023
Sale of 6% Series A Preferred Units	(108)	23.00	09/20/2023
Sale of 6% Series A Preferred Units	(161)	23.00	09/22/2023
Sale of 6% Series A Preferred Units	(625)	23.00	09/26/2023
Sale of 6% Series A Preferred Units	(75)	23.00	09/27/2023